RECEIVED
2004 OCT 25 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hylsamex
Mexico's Steel

04045718

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

SUPPL

File No. 82-4252

October 6, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

dw 10/25

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Provides Preliminary Operating and Net Debt Figures for for the Third Quarter of 2004	October 6, 2004

Hylsamex
Mexico's Steel

HYLSAMEX Provides Preliminary Operating and Net Debt Figures for for the Third Quarter of 2004

MONTERREY, MEXICO, October 6th, 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) announced today that preliminary figures for shipments, revenues and EBITDA for the third quarter ending September 30th, 2004, were 828 thousand tons, US$640 million (Ps.7,353 million) and US$232 million (Ps.2,666 million), respectively. Continued strength in steel prices, solid sales volume and relatively stable costs are behind the numbers presented above. Supported by the operating figures and US$137 million in net proceeds from equity issuance, the debt, net of cash, decreased from US$867 million at the end of 2Q04 to US$587 million at the end of 3Q04.

Hylsamex S.A. de C.V.

US$ Million & Thousand Tons

				Nine Months	
	3Q04	2Q04	3Q03	2004	2003
Revenue	$640	$589	$367	$1,690	$1,091
EBITDA	232	222	44	564	139
Debt Net of Cash	587	867	1,053	587	1,053
Shipments (thousand tons)	828	787	723	2,402	2,153

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsamex
El Acero de México®

HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Tercer Trimestre de 2004

MONTERREY, MEXICO, 6 de octubre de 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) anunció el día de hoy que las cifras preliminares de embarques, ingreso y UAFIRDA para el tercer trimestre que terminó el 30 de septiembre de 2004 alcanzaron 828 mil toneladas, US$640 millones (Ps.7,353 millones) y US$232 millones (Ps.2,666 millones), respectivamente. La fortaleza sostenida de los precios del acero, un sólido volumen de ventas y costos relativamente estables explican las cifras mencionadas. Apoyada por las cifras operativas y recursos netos de US$137 millones de la emisión de capital, la deuda neta de caja disminuyó de US$867 millones al final del 2T04 a US$587 millones al final del 3T04.

Hylsamex S.A. de C.V.

Millones de dólares & Miles de Toneladas

				Nueve Meses	
	3T04	2T04	3T03	2004	2003
Ingresos	$640	$589	$367	$1,690	$1,091
UAFIRDA	232	222	44	564	139
Deuda Neta de Caja	587	867	1,053	587	1,053
Embarques (miles de toneladas)	828	787	723	2,402	2,153

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 06/10/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Tercer Trimestre de 2004

EVENTO RELEVANTE

HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Tercer Trimestre de 2004

MONTERREY, MEXICO, 6 de octubre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) anunció el día de hoy que las cifras preliminares de embarques, ingreso y UAFIRDA para el tercer trimestre que terminó el 30 de septiembre de 2004 alcanzaron 828 mil toneladas, US$640 millones (Ps.7,353 millones) y US$232 millones (Ps.2,666 millones), respectivamente. La fortaleza sostenida de los precios del acero, un sólido volumen de ventas y costos relativamente estables explican las cifras mencionadas. Apoyada por las cifras operativas y recursos netos de US$137 millones de la emisión de capital, la deuda neta de caja disminuyó de US$867 millones al final del 2T04 a US$587 millones al final del 3T04.

Hylsamex S.A. de C.V.
Millones de dólares & Miles de Toneladas

				Nueve Meses	
	3T04	2T04	3T03	2004	2003
Ingresos	$640	$589	$367	$1,690	$1,091
UAFIRDA	232	222	44	564	139
Deuda Neta de Caja	587	867	1,053	587	1,053
Embarques (miles de toneladas)	828	787	723	2,402	2,153

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los

supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5875 bytes.

Fecha de recepcion: Oct 6 2004 10:25:53:426AM.

Folio de recepcion: 63110.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Hylsamex, S.A. de C.V.
File No. 82-4252


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-10-06 10:25:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
6/10/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Tercer Trimestre de 2004

Eventos Relevantes:
HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Tercer Trimestre de 2004

MONTERREY, MEXICO, 6 de octubre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) anunció el día de hoy que las cifras preliminares de embarques, ingreso y UAFIRDA para el tercer trimestre que terminó el 30 de septiembre de 2004 alcanzaron 828 mil toneladas, US$640 millones (Ps.7,353 millones) y US$232 millones (Ps.2,666 millones), respectivamente. La fortaleza sostenida de los precios del acero, un sólido volumen de ventas y costos relativamente estables explican las cifras mencionadas. Apoyada por las cifras operativas y recursos netos de US$137 millones de la emisión de capital, la deuda neta de caja disminuyó de US$867 millones al final del 2T04 a US$587 millones al final del 3T04.

Hylsamex S.A. de C.V.
Millones de dólares & Miles de Toneladas

				Nueve Meses	
	3T04	2T04	3T03	2004	2003
Ingresos	$640	$589	$367	$1,690	$1,091
UAFIRDA	232	222	44	564	139
Deuda Neta de Caja	587	867	1,053	587	1,053
Embarques (miles de toneladas)	828	787	723	2,402	2,153

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la

información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: